Citigroup Global Markets Holdings Inc.	May 25, 2023 Medium-Term Senior Notes, Series N Pricing Supplement No. 2023-USNCH17093 Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-270327 and 333-270327-01

Floating Rate Notes Linked to the Consumer Price Index Due May 31, 2027

•	The notes will bear interest at a floating rate based on the lagging year-over-year percentage change in the Consumer Price Index (“CPI,” as described below under “Key Terms—CPI percent change”), subject to the minimum interest rate specified below for any monthly interest period. Because the CPI is one measure of price inflation in the United States, the return on your notes will depend on U.S. inflation levels, as measured by the CPI. The CPI for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, as published on Bloomberg Page “CPURNSA” (or any successor page).

•	The notes are senior unsecured debt obligations of Citigroup Global Markets Holdings Inc. and are guaranteed by Citigroup Inc. All payments due on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.
KEY TERMS
Issuer:	Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.
Guarantee:	All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc.
Aggregate stated principal amount:	$200,000
Stated principal amount:	$1,000 per note
Pricing date:	May 25, 2023
Issue date:	May 31, 2023
Maturity date:	May 31, 2027. If the maturity date is not a business day, then the payment required to be made on the maturity date will be made on the next succeeding business day with the same force and effect as if it had been made on the maturity date. No additional interest will accrue as a result of delayed payment.
Payment at maturity:	$1,000 per note plus any accrued and unpaid interest
Interest rate per annum:

During each interest period, the notes will bear interest at a floating rate per annum equal to the CPI percent change, as determined on the interest determination date for that interest period, subject to a minimum interest rate of 0.00% per annum.

The amount of interest you receive on each interest payment date for each note you hold will be equal to (i) $1,000 times the applicable interest rate per annum divided by (ii) 12.

Interest payments will vary based on fluctuations in the CPI percent change, subject to the minimum interest rate specified above. The notes may pay a below-market rate for an extended period of time, or even throughout the entire term.

CPI or Consumer Price Index:	The non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, as published on Bloomberg page “CPURNSA” (or any successor page). See “Determination of the Level of the Consumer Price Index” in this pricing supplement for more information.
CPI percent change:	(final CPI level – initial CPI level) / initial CPI level
Initial CPI level:	For each monthly interest period, the CPI level for the calendar month that is fifteen calendar months prior to the month of the interest payment date that begins such interest period
Final CPI level:	For each monthly interest period, the CPI level for the calendar month that is three calendar months prior to the month of the interest payment date that begins such interest period
Interest determination date:	For any interest period, the second business day preceding the date that begins such interest period
Business day:	Any day that is not a Saturday or Sunday and that, in New York City, is not a day on which banking institutions are authorized or obligated by law or executive order to close
Interest period:	Each one-month period from and including an interest payment date (or the issue date, in the case of the first interest period) to but excluding the next interest payment date
Interest payment dates:	Interest on the notes is payable monthly on the last day of each month commencing on June 30, 2023 and ending on the maturity date. If any interest payment date is not a business day, then the payment required to be made on that interest payment date will be made on the next succeeding business day with the same force and effect as if it had been made on that interest payment date. No additional interest will accrue as a result of delayed payment.
Day count convention:	30/360 Unadjusted
CUSIP / ISIN:	17331HRL2 / US17331HRL23
Listing:	The notes will not be listed on any securities exchange and, accordingly, may have limited or no liquidity. You should not invest in the notes unless you are willing to hold them to maturity.
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal. See “General Information—Supplemental information regarding plan of distribution; conflicts of interest” in this pricing supplement.
Underwriting fee and issue price:	Issue price(1)	Underwriting fee(2)	Proceeds to issuer
Per note:	$1,000	$40	$960
Total:	$200,000.00	$8,000.00	$192,000.00

(1) CGMI, an affiliate of Citigroup Global Markets Holdings Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of up to $40 per note sold in this offering. The total underwriting fee and proceeds to issuer in the table above give effect to the actual total underwriting fee. You should refer to “Risk Factors” and “General Information—Fees and selling concessions” in this pricing supplement for more information. In addition to the underwriting fee, CGMI and its affiliates may profit from hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

(2) The per note proceeds to issuer indicated above represent the minimum per note proceeds to issuer for any note, assuming the maximum per note underwriting fee. As noted above, the underwriting fee is variable.

Investing in the notes involves risks not associated with an investment in conventional fixed-rate debt securities. See “Risk Factors” beginning on page PS-2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying prospectus supplement and prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus, which can be accessed via the hyperlink below:

Prospectus Supplement and Prospectus each dated March 7, 2023

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Global Markets Holdings Inc.

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. You should read the risk factors below together with the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally. We also urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the notes.

•	The notes will pay interest at a floating rate that may be as low as the minimum interest rate on one or more interest payment dates. The rate at which the notes will bear interest during each monthly interest period will be based on the lagging year-over-year percentage change in the CPI, which we refer to as the CPI percent change (as defined above in “Key Terms—CPI percent change”), on the interest determination date for that interest period. As a result, the interest payable on the notes will vary with fluctuations in the CPI, subject to the minimum interest rate. It is impossible to predict whether the CPI percent change will rise or fall or the amount of interest payable on the notes. The per annum interest rate determined for each monthly interest period is applicable only to that period; interest payments for any other monthly interest period will vary.

•	Variations in the interest rate on the notes from one month to the next may be significant. The interest rate applicable to any monthly interest period will be based on the percentage change in the level of the CPI measured over the one-year period ending three months prior to the month of the interest payment date that begins that interest period. This method of measuring the CPI percent change may be more volatile than alternative methods that could have been used, such as a comparison of the average level of the CPI in one year to the average level of the CPI in another year. Moreover, unlike the measure of inflation used by the Federal Reserve in setting monetary policy, the CPI includes particularly volatile elements such as food and energy items. If the prices of these items fluctuate dramatically year-over-year, they may also cause the CPI to experience significant fluctuations. For example, if the price of gasoline falls dramatically from one July to the next, the level of the CPI may similarly decline.

•	The yield on the notes may be lower than the yield on a standard debt security of comparable maturity. The interest rate on the notes will vary depending on changes in the level of the CPI and may be as low as the minimum interest rate for any interest period. Accordingly, the rate applicable to any interest period may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of ours (guaranteed by Citigroup Inc.) of comparable maturity.

•	Many factors, including United States monetary policy, may influence U.S. inflation rates, and could materially and adversely affect the value of the notes. The Federal Reserve uses the tools of monetary policy, including conducting open market operations, imposing reserve requirements, permitting depository institutions to hold contractual clearing balances and extending credit through its discount window facility, to alter the federal funds rate, which in turn affects the U.S. money supply, interest rates and rates of inflation. One way that the Federal Reserve might foster price stability and reduce inflation is to raise the target federal funds rate. If the Federal Reserve employs monetary policy to reduce inflation, the level of the CPI may decrease or experience a lower rate of change, which would adversely affect the amount of one or more interest payments to you.

Although we expect U.S. monetary policy to influence the rate of inflation and, accordingly, the level of the CPI, inflation is influenced by a number of unpredictable factors and there can be no assurance that the Federal Reserve’s policies or actions will be effective. For example, in 2009, despite multiple measures taken by the Federal Reserve to provide liquidity to the economy, inflation rates remained extremely low. Other factors that influence interest rates or inflation rates generally may include sentiment regarding underlying strength in the U.S., European and global economies, expectations regarding the level of price inflation, sentiment regarding credit quality in U.S., European and global credit markets, supply and demand of various consumer goods, services and energy resources and the performance of capital markets generally.

•	The CPI percent change may not reflect the actual levels of inflation affecting holders of the notes. The CPI is just one measure of price inflation in the United States and, therefore, may not reflect the actual levels of inflation affecting holders of the notes. Further, your per annum interest rate for each monthly interest period is based on the lagging year-over-year percentage change in the level of the CPI for the one-year period ending three months prior to the month of the interest payment date that begins that interest period. Accordingly, an investment in the notes should not be expected to fully offset any costs of inflation actually experienced by investors during the term of the notes.

•	The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., and any actual or perceived changes to the creditworthiness of either entity may adversely affect the value of the notes. You are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, your investment would be at risk and you could lose some or all of your investment. As a result, the value of the notes will be affected by changes in the market’s view of the creditworthiness of Citigroup Global Markets Holdings Inc. or Citigroup Inc. Any decline or anticipated decline in the credit ratings of either entity, or any increase or anticipated increase in the credit spreads of either entity, is likely to adversely affect the value of the notes.

•	You will be entitled to receive the full principal amount of your notes, subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., only if you hold the notes to maturity. Because the value of the notes may fluctuate, if you are able to sell your notes in the secondary market prior to maturity, you may receive less than the stated principal amount.

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•	The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

•	The estimated value of the notes on the pricing date, based on CGMI’s proprietary pricing models and our internal funding rate, is less than the issue price. The difference is attributable to certain costs associated with selling, structuring and hedging the notes that are included in the issue price. These costs include (i) any selling concessions or other fees paid in connection with the offering of the notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the notes and (iii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in connection with hedging our obligations under the notes. These costs adversely affect the economic terms of the notes because, if they were lower, the economic terms of the notes would be more favorable to you. The economic terms of the notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the notes. See “The estimated value of the notes would be lower if it were calculated based on our secondary market rate” below.

•	The estimated value of the notes was determined for us by our affiliate using proprietary pricing models. CGMI derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models. In doing so, it may have made discretionary judgments about the inputs to its models, such as the level and volatility of the CPI, interest and yield rates in the market generally, the volatility of those rates and interest rates. CGMI’s views on these inputs and assumptions may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the notes. Moreover, the estimated value of the notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the notes for other purposes, including for accounting purposes. You should not invest in the notes because of the estimated value of the notes. Instead, you should be willing to hold the notes to maturity irrespective of the initial estimated value.

•	The estimated value of the notes would be lower if it were calculated based on our secondary market rate. The estimated value of the notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the notes. Our internal funding rate is generally lower than our secondary market rate, which is the rate that CGMI will use in determining the value of the notes for purposes of any purchases of the notes from you in the secondary market. If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not the same as the rate at which interest is payable on the notes.

Because there is not an active market for traded instruments referencing our outstanding debt obligations, CGMI determines our secondary market rate based on the market price of traded instruments referencing the debt obligations of Citigroup Inc., our parent company and the guarantor of all payments due on the notes, but subject to adjustments that CGMI makes in its sole discretion. As a result, our secondary market rate is not a market-determined measure of our creditworthiness, but rather reflects the market’s perception of our parent company’s creditworthiness as adjusted for discretionary factors such as CGMI’s preferences with respect to purchasing the notes prior to maturity.

•	The estimated value of the notes is not an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you in the secondary market. Any such secondary market price will fluctuate over the term of the notes based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the notes than if our internal funding rate were used. In addition, any secondary market price for the notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the notes will be less than the issue price.

•	The value of the notes prior to maturity will fluctuate based on many unpredictable factors. The value of your notes prior to maturity will fluctuate based on the level and volatility of the CPI, interest and yield rates in the market generally, as well as the volatility of those rates, the time remaining to maturity of the notes, fluctuations in the prices of various consumer goods, services and energy resources, inflation and expectations concerning inflation in the United States, a variety of economic, financial, political, regulatory or judicial events affecting the CPI, inflation in the United States, the U.S. economy or debt markets generally, the time remaining to maturity and our and Citigroup Inc.’s creditworthiness, as reflected in our secondary market rate. You should understand that the value of your notes at any time prior to maturity may be significantly less than the issue price.

•	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment. The

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amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “Valuation of the Notes” in this pricing supplement.

•	Our offering of the notes does not constitute a recommendation to invest in an instrument linked to the CPI. You should not take our offering of the notes as an expression of our views about how the CPI will perform in the future or as a recommendation to invest in any instrument linked to the CPI, including the notes. As we are part of a global financial institution, our affiliates may, and often do, have positions (including short positions), and may publish research or express opinions, that in each case conflict with an investment in the notes. You should undertake an independent determination of whether an investment in the notes is suitable for you in light of your specific investment objectives, risk tolerance and financial resources.

•	The CPI itself and the way the CPI is calculated may change in the future and could adversely affect the value of the notes. The CPI is calculated and published by the Bureau of Labor Statistics of the U.S. Labor Department (the “BLS”). The BLS may change the method by which it calculates the CPI. Changes in the way the CPI is calculated could reduce the level of the CPI, which could reduce the amount of one or more interest payments to you and, accordingly, the value of your notes. Further, if the CPI is discontinued or substantially altered, the calculation agent may have the sole discretion to substitute a successor index that is comparable to the CPI, which may also adversely affect the amount of one or more interest payments to you and the value of your notes.

•	You will have no rights against the publishers of the CPI. You will have no rights against the BLS, the publisher of the CPI, even though the amount you receive on each interest payment date will depend upon the level of the CPI. The BLS is not in any way involved in this offering and has no obligations relating to the notes or the holders of the notes.

•	The historical performance of the CPI is not an indication of its future performance. The historical levels of the CPI, which are included in this pricing supplement, should not be taken as an indication of the future levels of the CPI during the term of the notes. Changes in the level of the CPI will affect the value of the notes, but it is impossible to predict whether the level of the CPI will rise or fall.

•	The calculation agent, which is an affiliate of the issuer, will make determinations with respect to the notes. Citibank, N.A., the calculation agent for the notes, is an affiliate of ours. As calculation agent, Citibank, N.A. will determine, among other things, each initial CPI level and each final CPI level and will calculate the related CPI percent change, interest rate and payment to you on each interest payment date. Any of these determinations or calculations made by Citibank, N.A. in its capacity as calculation agent, including with respect to the calculation of the level of the CPI in the event of the unavailability of the level of the CPI, may adversely affect the amount of one or more interest payments to you.

General Information
Additional information:

The description of the notes in this pricing supplement supplements, and, to the extent inconsistent with, replaces the general terms of the notes set forth in the accompanying prospectus supplement and prospectus. The accompanying prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement.

The notes are senior unsecured debt securities issued by Citigroup Global Markets Holdings Inc. under the senior debt indenture described in the accompanying prospectus supplement and prospectus, the payments on which are fully and unconditionally guaranteed by Citigroup Inc. The notes will constitute part of the senior debt of Citigroup Global Markets Holdings Inc. and will rank equally with all other unsecured and unsubordinated debt of Citigroup Global Markets Holdings Inc. The guarantee of payments due on the notes will constitute part of the senior indebtedness of Citigroup Inc. and will rank on an equal basis with all other unsecured debt of Citigroup Inc. other than subordinated debt.

Business day:	Any day that is not a Saturday or Sunday and that, in New York City, is not a day on which banking institutions are authorized or obligated by law or executive order to close.
Regular record date:	Interest will be payable on each interest payment date to the holders of record of the notes at the close of business on the business day immediately preceding the relevant interest payment date, except that the final interest payment will be made to the persons who hold the notes on the maturity date.
U.S. federal income tax considerations:

In the opinion of our tax counsel, Davis Polk & Wardwell LLP, based on current market conditions, the notes should be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Contingent Payment Debt Instruments,” and the remaining discussion assumes this treatment is respected.

If you are a U.S. Holder, you will be required to recognize interest income at the “comparable yield,” which generally is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. Although it is not clear how the comparable yield should be

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determined for notes that may be redeemed before maturity, our determination of the comparable yield is based on the maturity date. We are required to construct a “projected payment schedule” in respect of the notes representing a payment or a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield. The amount of interest you include in income in each taxable year based on the comparable yield will be adjusted upward or downward to reflect the difference, if any, between the actual and projected payments on the notes as determined under the projected payment schedule.

We have determined that the comparable yield for a note is a rate of 4.690%, compounded monthly, and that the projected payment schedule with respect to a note consists of the following payments (subject to the applicable business day convention):

June 30, 2023	$7.530	February 28, 2025	$3.255	October 30, 2026	$3.664
July 31, 2023	$7.448	March 31, 2025	$3.183	November 30, 2026	$3.667
August 31, 2023	$6.111	April 30, 2025	$3.264	December 31, 2026	$3.669
September 29, 2023	$4.508	May 30, 2025	$3.445	January 29, 2027	$3.672
October 31, 2023	$4.818	June 30, 2025	$3.600	February 26, 2027	$3.676
November 30, 2023	$5.011	July 31, 2025	$3.605	March 31, 2027	$3.678
December 29, 2023	$4.824	August 29, 2025	$3.609	April 30, 2027	$3.682
January 31, 2024	$4.102	September 30, 2025	$3.613	May 28, 2027	$1,003.685
February 29, 2024	$4.141	October 31, 2025	$3.617
March 29, 2024	$4.606	November 28, 2025	$3.621
April 30, 2024	$3.856	December 31, 2025	$3.625
May 31, 2024	$3.405	January 30, 2026	$3.630
June 28, 2024	$3.472	February 27, 2026	$3.635
July 31, 2024	$3.257	March 31, 2026	$3.639
August 30, 2024	$3.258	April 30, 2026	$3.643
September 30, 2024	$3.021	May 29, 2026	$3.648
October 31, 2024	$2.912	June 30, 2026	$3.653
November 29, 2024	$3.018	July 31, 2026	$3.656
December 31, 2024	$3.131	August 31, 2026	$3.658
January 31, 2025	$3.260	September 30, 2026	$3.661

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amounts that we will pay on the notes.

Upon the sale or exchange of the notes (including retirement upon early redemption or at maturity), you generally will recognize gain or loss equal to the difference between the proceeds received and your adjusted tax basis in the notes. Your adjusted tax basis will equal your purchase price for the notes increased by interest income previously included on the notes (without regard to the adjustments described above) and decreased by prior payments according to the projected payment schedule. Any gain generally will be treated as ordinary income, and any loss generally will be treated as ordinary loss to the extent of prior net interest inclusions on the note and as capital loss thereafter.

Subject to the discussions in “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” and “—FATCA” in the accompanying prospectus supplement, if you are a Non-U.S. Holder (as defined in the accompanying prospectus supplement) of the notes, under current law you generally will not be subject to U.S. federal withholding or income tax in respect of payments on or amounts received on the sale, exchange, redemption or retirement of the notes, provided that (i) income in respect of the notes is not effectively connected with your

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conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements. See “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying prospectus supplement for a more detailed discussion of the rules applicable to Non-U.S. Holders of the notes.

If withholding tax applies to the notes, we will not be required to pay any additional amounts with respect to amounts withheld.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying prospectus supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Fees and selling concessions:

The issue price is $1,000 per note; provided that the issue price for an eligible institutional investor or an investor purchasing the notes in a fee-based advisory account will vary based on then-current market conditions and the negotiated price determined at the time of each sale. The issue price for such investors will not be less than $960 per note and will not be more than $1,000 per note. The issue price for such investors reflects a forgone selling concession with respect to such sales as described in the next paragraph.

CGMI, an affiliate of Citigroup Global Markets Holdings Inc., is the underwriter of the sale of the notes and is acting as principal. CGMI may resell the notes to other securities dealers at the issue price of $1,000 per note less a selling concession not in excess of the underwriting fee. CGMI will receive an underwriting fee of up to $40 per note, and from such underwriting fee will allow selected dealers a selling concession of up to $40 per note depending on market conditions that are relevant to the value of the notes at the time an order to purchase the notes is submitted to CGMI. Dealers who purchase the notes for sales to eligible institutional investors and/or to investors purchasing the notes in fee-based advisory accounts may forgo some or all selling concessions, and CGMI may forgo some or all of the underwriting fee for sales it makes to eligible institutional investors and/or to investors purchasing the notes in fee-based advisory accounts.

Supplemental information regarding plan of distribution; conflicts of interest:

The terms and conditions set forth in the Amended and Restated Global Selling Agency Agreement dated April 7, 2017 among Citigroup Global Markets Holdings Inc., Citigroup Inc. and the agents named therein, including CGMI, govern the sale and purchase of the notes.

The notes will not be listed on any securities exchange.

In order to hedge its obligations under the notes, Citigroup Global Markets Holdings Inc. has entered into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the sections “Risk Factors—The estimated value of the notes on the pricing date, based on CGMI’s proprietary pricing models and our internal funding rate, is less than the issue price,” and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

CGMI is an affiliate of Citigroup Global Markets Holdings Inc. Accordingly, the offering of the notes will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client.

See “Plan of Distribution; Conflicts of Interest” in the accompanying prospectus supplement for more information.

Calculation agent:	Citibank, N.A., an affiliate of Citigroup Global Markets Holdings Inc., will serve as calculation agent for the notes. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Global Markets Holdings Inc., Citigroup Inc. and the holders of the notes. Citibank, N.A. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.
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How Interest Payments on the Notes Work

The notes will bear interest during each monthly interest period at a per annum rate equal to the CPI percent change determined on the interest determination date for that interest period, subject to the minimum interest rate of 0.00% per annum.

The CPI percent change applicable to any monthly interest period will be the percentage change in the level of the CPI measured over the one-year period ending three months prior to the month of the interest payment date that begins that interest period. For example, the interest payment that you will receive on September 30, 2023 will depend on the year-over-year percentage change in the level of the CPI from May 2022 to May 2023.

During each interest period, interest payments will be calculated on the basis of a 360-day year consisting of twelve 30-day months. The amount of each interest payment will equal (i) the stated principal amount of the notes multiplied by the interest rate in effect during the applicable interest period divided by (ii) 12.

The following table sets forth hypothetical per annum interest rates based on various levels of the CPI, assuming a hypothetical initial CPI level of 100.00. The hypothetical CPI percent changes and the hypothetical per annum interest rates have been rounded for ease of analysis.

Hypothetical Final CPI Level	Hypothetical CPI Percent Change(1)	Hypothetical Per Annum Interest Rate(2)
97.000	-3.00%	0.00%
98.000	-2.00%	0.00%
98.500	-1.50%	0.00%
99.000	-1.00%	0.00%
100.000	0.00%	0.00%
101.000	1.00%	1.00%
102.000	2.00%	2.00%
103.000	3.00%	3.00%
104.000	4.00%	4.00%
105.000	5.00%	5.00%
106.000	6.00%	6.00%
107.000	7.00%	7.00%
108.000	8.00%	8.00%

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(1) Hypothetical CPI percent change = The percentage change in the level of the CPI measured over the one-year period ending three months prior to the month of the interest payment date that begins that interest period.

(2) Hypothetical per annum interest rate = the hypothetical CPI percent change determined on the interest determination date for that interest period, subject to a minimum of 0.00% per annum for any interest period.

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Citigroup Global Markets Holdings Inc.

Determination of the Level of the Consumer Price Index

The CPI refers to the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, as published on Bloomberg page “CPURNSA” (or any successor page) or any successor index as described below. The U.S. Bureau of Labor Statistics (“BLS”), an agency within the United States Department of Labor, publishes CPI data monthly.

If the CPI for any relevant month is not published on Bloomberg page “CPURNSA” (or any successor page) by 3:00 p.m. New York City time on the relevant interest determination date, but has otherwise been reported by the BLS, then the calculation agent will determine the CPI as reported by the BLS for such month using such other source as on its face, after consultation with Citigroup Global Markets Holdings Inc., appears to accurately set forth the CPI as reported by the BLS.

To determine each initial CPI level and each final CPI level, the calculation agent will use the most recently available level of the CPI, determined as described above, on the relevant interest determination date, even if such level has been adjusted from a previously reported level for the relevant month. However, if an initial CPI level or final CPI level used by the calculation agent on any interest determination date to determine the applicable interest rate for the related interest period is subsequently revised by the BLS, the interest rate determined on such interest determination date will not be revised.

If the CPI is rebased to a different year or period and the 1982-1984 CPI is no longer used, the base reference period for the notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.

If, while the notes are outstanding, the CPI is discontinued or is substantially altered, as determined in the sole discretion of the calculation agent, the level of the CPI will be determined by reference to (a) the substitute index chosen by the Secretary of the Treasury for the United States Department of the Treasury’s Inflation-Protected Securities, as described in Appendix B, Section I, Paragraph B.4 of 31 CFR Part 356 of 69 Federal Register, No. 144 (July 28, 2004), or (b) if no such index is chosen, the successor index chosen by the calculation agent, in its sole discretion, acting in good faith and using its reasonable judgment. If the calculation agent determines at that time, in its sole discretion, that there is no appropriate successor index, or that the level of the CPI is not available for any other reason, the calculation agent will determine the level of the CPI by a computation methodology that the calculation agent determines will replicate the CPI as closely as reasonably possible under the circumstances.

Upon any selection of a successor index by the calculation agent, the calculation agent will cause notice to be furnished to us and to the trustee, who will provide notice of such selection to the registered holders of the notes.

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Description of the Consumer Price Index

Unless otherwise stated, we have derived all information regarding the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers provided in this pricing supplement, including its composition and method of calculation, from publicly available sources. Such information reflects the policies of, and is subject to change by, the BLS. The BLS is under no obligation to continue to produce, and may discontinue or suspend the production of, the CPI at any time. We have not independently verified any information relating to the CPI.

The BLS began calculating and publishing the CPI in January 1978 and publishes CPI data every month. The CPI level for any particular month is published during the following month. The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors’ and dentists’ services and drugs. In calculating the index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for these notes is the 1982-1984 average.

The notes are linked to the non-seasonally adjusted CPI. Consequently, there is no elimination of the effect of changes that tend to occur at the same time and with approximately the same magnitude each year (e.g., those changes relating to holidays or climate patterns).

The notes represent obligations of Citigroup Global Markets Holdings Inc. The notes have not been passed on by BLS. The notes are not sponsored, endorsed, sold or promoted by BLS and BLS makes no warranties and bears no liability with respect to the notes.

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Citigroup Global Markets Holdings Inc.

Historical Information on the Consumer Price Index

The following table sets forth the published levels of the CPI as reported by the BLS for the period from January 2012 through April 2023. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification. The historical levels of the CPI should not be taken as an indication of future levels, and no assurance can be given as to the level of the CPI for any relevant month.

Historical Levels of the CPI
Month	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
January	226.665	230.28	233.916	233.707	236.916	242.839	247.867	251.712	257.971	261.582	281.148	299.170
February	227.663	232.166	234.781	234.722	237.111	243.603	248.991	252.776	258.678	263.014	283.716	300.840
March	229.392	232.773	236.293	236.119	238.132	243.801	249.554	254.202	258.115	264.877	287.504	301.836
April	230.085	232.531	237.072	236.599	239.261	244.524	250.546	255.548	256.389	267.054	289.109	303.363
May	229.815	232.945	237.900	237.805	240.236	244.733	251.588	256.092	256.394	269.195	292.296	n/a
June	229.478	233.504	238.343	238.638	241.038	244.955	251.989	256.143	257.797	271.696	296.311	n/a
July	229.104	233.596	238.250	238.654	240.647	244.786	252.006	256.571	259.101	273.003	296.276	n/a
August	230.379	233.877	237.852	238.316	240.853	245.519	252.146	256.558	259.918	273.567	296.171	n/a
September	231.407	234.149	238.031	237.945	241.428	246.819	252.439	256.759	260.280	274.310	296.808	n/a
October	231.317	233.546	237.433	237.838	241.729	246.663	252.885	257.346	260.388	276.589	298.012	n/a
November	230.221	233.069	236.151	237.336	241.353	246.669	252.038	257.208	260.229	277.948	297.711	n/a
December	229.601	233.049	234.812	236.525	241.432	246.524	251.233	256.974	260.474	278.802	296.797	n/a

The following table sets forth the year-over-year percentage change in the level of the CPI given the historical levels reported above. The historical figures below should not be taken as an indication of any future value of the CPI percent change that would apply during the term of the notes.

	Historical Year-Over-Year Percentage Change in the Level of the CPI
Month	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
January	2.93%	1.59%	1.58%	-0.09%	1.37%	2.50%	2.07%	1.55%	2.49%	1.40%	7.48%	6.41%
February	2.87%	1.98%	1.13%	-0.03%	1.02%	2.74%	2.21%	1.52%	2.33%	1.68%	7.87%	6.04%
March	2.65%	1.47%	1.51%	-0.07%	0.85%	2.38%	2.36%	1.86%	1.54%	2.62%	8.54%	4.98%
April	2.30%	1.06%	1.95%	-0.20%	1.13%	2.20%	2.46%	2.00%	0.33%	4.16%	8.26%	4.93%
May	1.70%	1.36%	2.13%	-0.04%	1.02%	1.87%	2.80%	1.79%	0.12%	4.99%	8.58%	n/a
June	1.66%	1.75%	2.07%	0.12%	1.01%	1.63%	2.87%	1.65%	0.65%	5.39%	9.06%	n/a
July	1.41%	1.96%	1.99%	0.17%	0.84%	1.72%	2.95%	1.81%	0.99%	5.37%	8.52%	n/a
August	1.69%	1.52%	1.70%	0.20%	1.06%	1.94%	2.70%	1.75%	1.31%	5.25%	8.26%	n/a
September	1.99%	1.18%	1.66%	-0.04%	1.46%	2.23%	2.28%	1.71%	1.37%	5.39%	8.20%	n/a
October	2.16%	0.96%	1.66%	0.17%	1.64%	2.04%	2.52%	1.76%	1.18%	6.22%	7.75%	n/a
November	1.76%	1.24%	1.32%	0.50%	1.69%	2.20%	2.18%	2.05%	1.17%	6.81%	7.11%	n/a
December	1.74%	1.50%	0.76%	0.73%	2.07%	2.11%	1.91%	2.29%	1.36%	7.04%	6.45%	n/a

The following graph shows the published levels of the CPI as reported by the BLS for the period from January 2012 through March 2023. Past movements of the CPI are not indicative of future CPI levels. Changes in the CPI will affect the value of the notes and the interest payments on the notes but it is impossible to predict whether the CPI will rise or fall.

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Citigroup Global Markets Holdings Inc.

Valuation of the Notes

CGMI calculated the estimated value of the notes set forth on the cover page of this pricing supplement based on proprietary pricing models. CGMI’s proprietary pricing models generated an estimated value for the notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”). CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate. CGMI calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Risk Factors—The value of the notes prior to maturity will fluctuate based on many unpredictable factors” in this pricing supplement, but not including our and Citigroup Inc.’s creditworthiness. These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment.

For a period of approximately three months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month temporary adjustment period. However, CGMI is not obligated to buy the notes from investors at any time. See “Risk Factors—The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity.”

Certain Selling Restrictions

Prohibition of Sales to EEA Retail Investors

The notes may not be offered, sold or otherwise made available to any retail investor in the European Economic Area.  For the purposes of this provision:

(a)	the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or

(ii)	a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)	not a qualified investor as defined in Directive 2003/71/EC; and

(b)	the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes offered so as to enable an investor to decide to purchase or subscribe the notes.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to Citigroup Global Markets Holdings Inc., when the notes offered by this pricing supplement have been executed and issued by Citigroup Global Markets Holdings Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment therefor, such notes and the related guarantee of Citigroup Inc. will be valid and binding obligations of Citigroup Global Markets Holdings Inc. and Citigroup Inc., respectively, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York, except that such counsel expresses no opinion as to the application of state securities or Blue Sky laws to the notes.

In giving this opinion, Davis Polk & Wardwell LLP has assumed the legal conclusions expressed in the opinions set forth below of Alexia Breuvart, Secretary and General Counsel of Citigroup Global Markets Holdings Inc., and Barbara Politi, Associate General Counsel—Capital Markets of Citigroup Inc. In addition, this opinion is subject to the assumptions set forth in the letter of Davis Polk & Wardwell LLP dated March 7, 2023, which has been filed as an exhibit to a Current Report on Form 8-K filed by Citigroup Inc. on March 8, 2023, that the indenture has been duly authorized, executed and delivered by, and is a valid, binding and enforceable agreement of, the trustee and that none of the terms of the notes nor the issuance and delivery of the notes and the related guarantee, nor the compliance by Citigroup Global Markets Holdings Inc. and Citigroup Inc. with the terms of the notes and the related guarantee respectively, will result in a violation of any provision of any instrument or agreement then binding upon Citigroup Global Markets Holdings Inc. or Citigroup Inc., as applicable, or any restriction imposed by any court or governmental body having jurisdiction over Citigroup Global Markets Holdings Inc. or Citigroup Inc., as applicable.

In the opinion of Alexia Breuvart, Secretary and General Counsel of Citigroup Global Markets Holdings Inc., (i) the terms of the notes offered by this pricing supplement have been duly established under the indenture and the Board of Directors (or a duly authorized committee thereof) of Citigroup Global Markets Holdings Inc. has duly authorized the issuance and sale of such notes and such

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Citigroup Global Markets Holdings Inc.

authorization has not been modified or rescinded; (ii) Citigroup Global Markets Holdings Inc. is validly existing and in good standing under the laws of the State of New York; (iii) the indenture has been duly authorized, executed and delivered by Citigroup Global Markets Holdings Inc.; and (iv) the execution and delivery of such indenture and of the notes offered by this pricing supplement by Citigroup Global Markets Holdings Inc., and the performance by Citigroup Global Markets Holdings Inc. of its obligations thereunder, are within its corporate powers and do not contravene its certificate of incorporation or bylaws or other constitutive documents. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York.

Alexia Breuvart, or other internal attorneys with whom she has consulted, has examined and is familiar with originals, or copies certified or otherwise identified to her satisfaction, of such corporate records of Citigroup Global Markets Holdings Inc., certificates or documents as she has deemed appropriate as a basis for the opinions expressed above. In such examination, she or such persons has assumed the legal capacity of all natural persons, the genuineness of all signatures (other than those of officers of Citigroup Global Markets Holdings Inc.), the authenticity of all documents submitted to her or such persons as originals, the conformity to original documents of all documents submitted to her or such persons as certified or photostatic copies and the authenticity of the originals of such copies.

In the opinion of Barbara Politi, Associate General Counsel—Capital Markets of Citigroup Inc., (i) the Board of Directors (or a duly authorized committee thereof) of Citigroup Inc. has duly authorized the guarantee of such notes by Citigroup Inc. and such authorization has not been modified or rescinded; (ii) Citigroup Inc. is validly existing and in good standing under the laws of the State of Delaware; (iii) the indenture has been duly authorized, executed and delivered by Citigroup Inc.; and (iv) the execution and delivery of such indenture, and the performance by Citigroup Inc. of its obligations thereunder, are within its corporate powers and do not contravene its certificate of incorporation or bylaws or other constitutive documents. This opinion is given as of the date of this pricing supplement and is limited to the General Corporation Law of the State of Delaware.

Barbara Politi, or other internal attorneys with whom she has consulted, has examined and is familiar with originals, or copies certified or otherwise identified to her satisfaction, of such corporate records of Citigroup Inc., certificates or documents as she has deemed appropriate as a basis for the opinions expressed above. In such examination, she or such persons has assumed the legal capacity of all natural persons, the genuineness of all signatures (other than those of officers of Citigroup Inc.), the authenticity of all documents submitted to her or such persons as originals, the conformity to original documents of all documents submitted to her or such persons as certified or photostatic copies and the authenticity of the originals of such copies.

Additional Information

We reserve the right to withdraw, cancel or modify any offering of the notes and to reject orders in whole or in part prior to their issuance.

© 2023 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

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